EXHIBIT 21.1

Our corporate structure, including our principal operating subsidiaries, of which we own is as follows:

Name of subsidiary	Jurisdiction of incorporation or organization

BTND, LLC	Colorado limited liability company.

BTND IN, LLC	Indiana limited liability company.

BTNDMO, LLC	Colorado limited liability company.

BTNDDQ, LLC	Minnesota limited liability company.

1519BT, LLC	Florida limited liability company

We own 100% of the outstanding securities in each of the foregoing entities.